SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No. 2)*
Decorator Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $0.20 Per Share

(Title of Class of Securities)

243631 20 7

(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 17 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 243631 20 7	Page 2 of 17 Pages

1.	Names of Reporting Persons. Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 724,697

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 724,697

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
724,697

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
24.1%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 3 of 17 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 466,514

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 466,514

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
466,514

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
15.5%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 4 of 17 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 5,784

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 5,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 243631 20 7	Page 5 of 17 Pages

1.	Names of Reporting Persons. Robotti & Company Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 460,730

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 460,730

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
460,730

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
15.3%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 243631 20 7	Page 6 of 17 Pages

1.	Names of Reporting Persons. Suzanne Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 4,765

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 4,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 243631 20 7	Page 7 of 17 Pages

1.	Names of Reporting Persons. Suzanne and Robert Robotti Foundation, Incorporated
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 4,765

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 4,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D
CUSIP No. 243631 20 7	Page 8 of 17 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 258,183

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 258,183

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
258,183

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
8.6%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 9 of 17 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 253,418

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 253,418

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
253,418

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
8.4%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 243631 20 7	Page 10 of 17 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 178,963

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 178,963

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
178,963

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
6.0%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 243631 20 7	Page 11 of 17 Pages

1.	Names of Reporting Persons. Ravenswood Investments III, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 74,455

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 74,455

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
74,455

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.5%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 243631 20 7	Page 12 of 17 Pages

                 This Statement on Schedule 13D Amendment No. 2 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement on Schedule 13D relating to shares of Common Stock, par value $0.20 per share (the "Common Stock"), of Decorator Industries, Inc. (the "Issuer") filed on March 24, 2006 with the Commission as amended by Amendment No. 1 thereto, filed on March 23, 2007, with the Commission (as so amended, the "Amended Statement"), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

                 (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Suzanne and Robert Robotti Foundation, Incorporated ("Robotti Foundation"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Robotti Foundation, Wasiak, RMC, and RIC the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen and the wife of Mr. Robotti. Robotti Foundation, a Delaware corporation, is a charitable foundation.

               Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

                 The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC, and RI is 52 Vanderbilt Avenue, New York, New York, 10017.  RMC's, RIC's and RI's address is 104 Gloucester Road, Massapequa, New York, New York, 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, Robotti Advisors and Robotti Foundation is included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 243631 20 7			Page 13 of 17 Pages

Item 3.			Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

                      The aggregate purchase price of the 5,784 shares of the Common Stock held by Robotti & Company is $33,792.97 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti & Company were paid for using the working capital of its discretionary customers.

                      The aggregate purchase price of the 460,730 shares of the Common Stock held by Robotti Advisors is $2,452,482.27 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti Advisors were paid for using the working capital of its clients.

                      The aggregate purchase price of the 4,765 shares of the Common Stock held by Robotti Foundation is $9,578.93 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti Foundation were paid for using its working capital.

                      The aggregate purchase price of the 178,963 shares of the Common Stock held by RIC is $1,272,263.52 (including brokerage fees and expenses).  All of the shares of Common Stock held by RIC were paid for using its working capital.

                      The aggregate purchase price of the 74,455 shares of the Common Stock held by RI is $361,057.88 (including brokerage fees and expenses).  All of the shares of Common Stock held by RI were paid for using its working capital.

Item 5.			Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of October 18, 2007, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)(6)	724,697	0	724,697	24.1%
ROBT (1)(2)(3)	466,514	0	466,514	15.5%
Robotti & Company (1)(2)	5,784	0	5,784	**
Robotti Advisors (1)(3)	460,730	0	460,730	15.3%
Suzanne Robotti (1)(4)	4,765	0	4,765	**
Robotti Foundation(1)(4)	4,765	0	4,765	**
Wasiak (1)(4)(5)(6)	258,183	0	258,183	8.6%
RMC (1)(5)(6)	253,418	0	253,418	8.4%
RIC (1)(5)	178,963	0	178,963	6.0%
RI (1)(6)	74,455	0	74,455	2.5%

                     *  Based on 3,006,693 shares of Common Stock, Par Value $0.20 per share, outstanding as of August 14, 2007, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2007.
                     **   Less than one percent.

SCHEDULE 13D
CUSIP No. 243631 20 7			Page 14 of 17 Pages

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.
              (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 5,784 shares of Common Stock owned by the discretionary customers of Robotti & Company.
              (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 460,730 shares of Common Stock owned by the advisory clients of Robotti Advisors.
              (4) Each of Messrs. Robotti and Wasiak and Suzanne Robotti share with Robotti Foundation the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 4,765 shares of Common Stock owned by Robotti Foundation.
              (5) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 178,963 shares of Common Stock owned by RIC.
              (6) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 74,455 shares of Common Stock owned by RI.

(c) The table below lists all the transactions in the Issuer's shares of Common Stock during the past sixty days by the Reporting Persons.  All such transactions were made by Robotti Advisors, RIC and RI in the open market.

Transactions in Shares Within the Past Sixty Days*

Party	Date of Purchase or Sale	Number of Shares of the Common Stock	Buy or Sell	Price Per Share

RIC	08/22/2007	600	BUY	$6.00
RI	08/22/2007	600	BUY	$6.00
RIC	08/23/2007	1,000	BUY	$5.999
RI	08/23/2007	1,000	BUY	$5.999
Robotti Advisors' Advisory Clients	08/24/2007	800	BUY	$6.00
RIC	08/24/2007	900	BUY	$5.9522
RI	08/24/2007	900	BUY	$5.9522
RIC	08/29/2007	950	BUY	$5.9247
RI	08/29/2007	950	BUY	$5.9247
RIC	08/30/2007	100	BUY	$5.95
RI	08/30/2007	100	BUY	$5.95
RIC	10/16/2007	770	BUY	$6.00
RI	10/16/2007	330	BUY	$6.00

* In addition to the transactions listed above, during the period one or more accounts, which held a total of 6,000 shares of Common Stock, became an advisory client of Robotti Advisors.

(d)

No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.

SCHEDULE 13D
CUSIP No. 243631 20 7	Page 15 of 17 Pages

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Statement is hereby amended and restated to read as follows:

                   Each of the Reporting Persons is a party to an Amended and Restated Joint Filing Agreement dated as of October 19, 2007 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 2 and incorporated herein by reference.

Item 7.	Materials To Be Filed As Exhibits

The following documents are filed herewith or have been previously filed:

1.             Joint Filing Agreement dated March 24, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Suzanne and Robert Robotti Foundation, Incorporated, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

2.             Amended and Restated Joint Filing Agreement dated October 19, 2007 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Suzanne and Robert Robotti Foundation, Incorporated, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 243631 20 7			Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	October 19, 2007

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Suzanne and Robert Robotti Foundation, Incorporated

	/s/ Suzanne Robotti	By:	/s/ Robert E. Robotti

	Suzanne Robotti		Name: Robert E. Robotti
Title: Director

/s/ Kenneth R. Wasiak

Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member

Its General Partner

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 243631 10 7	Page 17 of 17 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship:	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

Suzanne and Robert Robotti Foundation, Incorporated

Name:	Robert E. Robotti
(Director)
Citizenship:	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Suzanne Robotti
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Broker, Robotti & Company, LLC
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022